Exhibit 99.12

CONSENT OF WENCESLAUS KUTEKWATEKWA OF

VIRIMAI PROJECTS

I, Wenceslaus Kutekwatekwa of Virimai Projects (“Virimai”), in connection with the filing of Tanzanian Gold Corporation’s (the “Company’s”) Annual Report on 40-F for the fiscal year ended August 31, 2024, consent to:

•	the use of the technical report titled "Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa" (the “Technical Report”), with an effective date of May 15, 2020, by the public filing and/or incorporation by reference in the Company’s Annual Report on Form 40-F;

•	the incorporation by reference to the Company’s registration statements on Form F-3 (SEC File Nos.: 333-252876 and 333-255526) and Form S-8 (SEC File No.: 333-234078) (collectively, “Registration Statements”) of the Technical Report; and

•	the use of and references to Virimai and my name, including our status as an expert, in connection with the Registration Statements and any such Technical Report.

Virimai Projects (Virimai)

/s/ Wenceslaus Kutekwatekwa
Wenceslaus Kutekwatekwa

Dated: November 29, 2024